

August 2, 2013

Via Facsimile
Ms. Lihua Wang, Chief Financial Officer
NF Energy Saving Corporation
Room 3106, Block C, 390 Qingnian Avenue
Heping District
Shenyang, P.R. China 110002

>   **Re: NF Energy Saving Corporation**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed March 29, 2013**
>   **File No. 1-34890**

Dear Ms. Wang:

We have reviewed your response to our letter dated June 28, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012
Form 10-Q for the period ended March 31, 2013

Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

We have read your response to our comment letter dated June 28, 2013. While we note you present your statements of cash flow utilizing the indirect method as permitted by ASC Topic 230, we continue to believe your statements of cash flows are materially misstated due to how you present purchases of inventory from suppliers that you settle using short-term bank notes. We do not believe presenting an increase in accounts payable to purchase inventory in operating cash flows and presenting the payment for inventory in financing cash flows (without ever presenting a decrease in accounts payable in operating cash flows) is appropriate or complies with ASC Topic 230. When you settle an account payable using short-term bank notes, we believe the bank is essentially acting as your agent. Therefore, we believe rather than disclosing this as a non-cash transaction, you should present the decrease in accounts payable in operating cash flows and present the increase in short-term bank debt in financing cash flows. It appears to us you should restate your historical statements of cash flows, including your interim statements, to comply with ASC Topic 230. Please ensure you also comply with ASC Topic 250 in your exchange act amendments. Alternatively, please demonstrate to us how or why you do not believe the errors have resulted in your historical financial statements being materially misstated.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief